VIA EDGAR
February 6, 2007
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Stater Bros. Holdings Inc. Form 10-K for Fiscal Year Ended September 24, 2006 Filed December 19, 2006 File No. 1-13222
Dear Mr. Thompson:
The following represents our response to your letter dated January 23, 2007 regarding our filing and your related comments.
Form 10-K for Fiscal Year Ended September 24, 2006
Selected Financial Data, page 12
1.	Please expand your disclosure in footnote (1) on page 13 to explain how you treat expansions in the square footage of stores in your computation of like store sales.
Our footnote on like store sales did not include discussion regarding how we treat expansions of square footage on like store sales as there were no store expansions during the five years presented under the selected financial data.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, Page 19
2.	Where you identify intermediate causes of changes in sales between periods, please describe the reasons underlying such causes. For example, stating that your sales increase is attributable, in part, to increases in like store sales only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the increase in like store sales. Please also disclose the extent to which price versus volume contributed to the overall change in sales. Additionally, in your discussion of selling, general and administrative expenses, please quantify in dollars the changes in costs between periods and describe the significant reasons for the changes. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, Page 19 (contd.)

We acknowledge the Staff’s comment regarding more disclosure regarding the underlying causes in change in sales. Changes in buying patterns, basket counts, promotional discounting and product mix purchased by our customers provide challenges in separating the effect of volume increases versus product inflation on sales increases or decreases. Our current information systems do not readily give us the information needed to determine, with accuracy, the effect of volume versus inflation. We are currently evaluating our information systems to provide accurate information related to volume versus inflation in order for us to provide more detailed disclosures in subsequent filings.

Selling, general and administrative expenses are variable in nature based on sales changes. Therefore, we believe the most informative disclosures for such expenses are as a percentage of sales. For example, we can have a decline in dollar value of advertising expense, but as a percentage of sales, it could reflect an increase in cost. We believe that providing both dollar value and percentage of sales could confuse the reader of the financial statements when there are changes in sales volume. In future filings we will provide disclosure items, as a percentage of sales, within selling, general and administrative expenses that provide underlying significant changes and the reason for those changes.

Controls and Procedures, page 29
3.	You state that your certifying officers concluded that your disclosure controls and procedures were effective in “making known to them, on a timely basis, the material information needed for the preparation of the Report on Form 10-K.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures and outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [you] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.
We concur with the Staff’s comments and will revise our disclosure for future filings. We confirm to the Staff that our conclusions regarding effectiveness would not change had these statements been included in our filing. In future filings, we will include the following disclosure, if true:
“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the costs and benefits of such controls and procedures.
Stater Bros. Holdings Inc.

Controls and Procedures, page 29 (contd.)
As of the [period ended], we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based on our evaluation, the Chief Executive Officer and Chief Financial Officer have each concluded that those controls and procedures were effective in ensuring that the information needed to make timely decisions regarding the required disclosures contained in this Report on Form [10-X] was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a timely manner to insure that the information required to be disclosed by us in this Report on Form [10-X] was recorded, processed, summarized and reported within the time period specified for filing of this Report on Form [10-X].”
4.	Please revise your disclosure to identify any changes, rather than only significant changes, in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Additionally, given these revisions, please confirm to us that there were no such changes in your internal control over financial reporting.
We concur with the Staff’s comments and will revise our disclosure for future filings. We confirm to the Staff that there were no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, we will disclose the following, if true:
“During the [period ended], there were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”
Consolidated Financial Statements
Consolidated Statements of Income, page F-5
5.	Please revise to present other income and other expense as separate line items, unless clearly immaterial. Please also disclose material amounts included in other income and other expense for each year presented. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation S-X.
Our other income is not material. Other income was $132,000, $184,000 and $179,000 for fiscal years 2004, 2005 and 2006, respectively. Other expenses were $1.5 million, $1.6 million and $2.2 million for fiscal 2004, 2005 and 2006, respectively. As other income is not material, we have netted other income and other expense into the line item “Other expenses, net” on our Statements of Income.
Stater Bros. Holdings Inc.

Consolidated Statements of Cash Flows, page F-6
6.	Please explain to us why premium, fees and make-whole payments and amortization of debt issuance costs related to debt purchase are classified as cash flows from financing activities given that these amounts are included in your results of operations. It appears that premium, fees and make-whole payments should be classified as cash flows from operating activities while amortization of debt issuance costs should be reflected as a non-cash charge. Please refer to the requirements of SFAS 95. Additionally, as premium, fees and make-whole payments are included in both net income and cash flows from financing activities, please tell us the line item in cash flows from operating activities that was grossed up to balance cash flows related to these payments.
We classified premium, fees and make-whole payments related to the debt repurchase as financing activities based upon our interpretation of SFAS 95, paragraph 18, which states that “financing activities include...repaying amounts borrowed, or otherwise settling the obligation” and, as these payments related to settling the debt obligation we determined that such payments should be classified as financing activities. We did not net the amounts paid related to the debt purchase with the principal amounts paid, rather disclosed these payments as separate line items in the cash flow statement as we felt it would be beneficial to the reader of the financial statements. Premium, fees and make-whole payments were included in “other accrued liabilities” in cash flows from operating activities to balance cash flows related to these payments.
We concur with the Staff’s comment that amortization of debt issuance costs should be reflected as a non-cash charge. In future filings, we will reclassify amortization of debt issuance cost from operating activities to a non-cash item within cash flows from operations.
Consolidated Statements of Stockholder’s Deficit, page F-7
7.	Please revise to disclose the changes in the number of shares of common stock outstanding during the periods presented. See Rule 3-04 of Regulation S-X and paragraph 10 of APB 12.
We have revised the disclosure reflecting the changes in the number of shares of common stock outstanding during the periods presented in accordance with Rule 3-04 of Regulation S-X and paragraph 10 of APB 12. Enclosed, as Exhibit A, is the revised schedule that will be reflected in future filings where required.
Stater Bros. Holdings Inc.

Notes to Consolidated Financial Statements, page F-8
8.	Please tell us in detail how you determined that you have only one reportable segment and explain why you believe this presentation is consistent with the objectives of SFAS 131 as set forth in paragraph 3 of SFAS 131. Please also tell us the operating segments you have identified in accordance with paragraph 10 of SFAS 131 and our basis for aggregating those operating segments into one reportable segment. Your response should address how the various operating segments meet each of the aggregation criteria included in paragraph 17 of SFAS 131. In addition, if you have not identified Markets, Santee and Super Rx as separate operating segments, please tell us why and provide us with examples of the financial reports regularly reviewed by the chief operating decision maker. Finally, notwithstanding the preceding, provide the disclosures required by paragraph 26 of SFAS 131.
Under SFAS 131, paragraph 10, the Company has three operating segments: Markets, Super Rx and Santee. Each of these entities engage in business activities from which it earns revenues and incurs expenses and has available discrete financial information, which is regularly reviewed by the Company’s chief operating decision makers.
Under SFAS 131, paragraph 17, operating segments may be aggregated if they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services, (b) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services, (e) if applicable, the nature of the regulatory environment. In evaluating our operating segments against the aggregation criteria in paragraph 17, the following conclusions were made:
1.	Although Santee’s products are similar in nature, Santee does not have similar economic characteristics to Markets or Super Rx and does not have adequate similarities to aggregate. Santee’s customer base is different than Markets’. While Markets sells to the end customer, Santee sells to other grocery chains, retail outlets and Santee co-packs for other distributors.

2.	Super Rx (“pharmacy”) does have similar economic characteristics to Markets. The pharmacies are located inside the grocery store and when a customer enters the grocery store, they do not view the pharmacy any differently than one of the other service departments (meat, deli, bakery, etc.). The Company determined that it could operate the pharmacies more efficiently and cost effectively than the independent owners/operators. Additionally, the Company is able to draw more customers into the other retail service departments by having the pharmacy service department available to them. The pharmacy is also similar in relation to the aggregation criteria mentioned above in the following ways:
a.	Prior to acquisition of the pharmacies, Stater Bros. Markets was already selling over-the-counter medications to customers. The acquisition of the pharmacies provided a full-service pharmacy department in the stores, similar to the meat or service deli departments in the stores, which also sell pre-packaged products to customers.
Stater Bros. Holdings Inc.

Notes to Consolidated Financial Statements, page F-8 (contd.)
b.	Pharmacy product offerings (both prescription and OTC) are delivered at the store via direct store delivery similar to numerous other products that are delivered directly to our stores’ other departments (seafood, baked goods, beverages, etc.). Inventory procedures and counting services are similar to those used in our other departments.

c.	The customers that use the pharmacy services are the same customers that come into the store to do other retail shopping. The pharmacy is an additional service department within the store for the convenience of the customer.

d.	All pharmacy products are sold at retail, just like every other item in the grocery store and long-term gross margins on pharmacy sales are similar to other service departments. Due to the discounts provided to customers by insurance coverage and other governmental programs, the pharmacy does generate accounts receivable for reimbursement of the discount provided to the customer at time of sale from those agencies. While there is more volume of accounts receivable generated within the pharmacy sales, Markets has receivables for charities and other qualifying organizations.

e.	Customers can bring all of their purchases, except items which must be weighed, for check-out at the pharmacy or the customer can take pharmacy purchases to the front of the store for checkout. Sales are recorded based on the department assigned to the item being purchased the same as all other grocery and service departments.

f.	Finally, while the regulatory environment is more stringent when providing the service of filling prescriptions, the same regulatory agencies govern the other store operations as well, namely, the Food and Drug Administration (FDA). Prior to the acquisition, the company was already selling OTC products in its stores and was already required to comply with many of the same ordinances (such as fingerprinting) as it is required to comply with subsequent to the acquisition.
Based on our evaluation of the aggregation criteria, we determined that the Company has two reportable segments, Retail (aggregating Markets and Super Rx) and Dairy Manufacturing (Santee). Enclosed, as Exhibit B (confidential treatment requested pursuant to Rule 83), are samples of internal store department reports and financial statements that are regularly reviewed by the Company’s chief operating decision makers. The following is an index to Exhibit B:
Exhibit B.1 – Grocery Margins
Exhibit B.2 – Grocery Deli Margins
Exhibit B.3 – Meat Margins (4 pages)
Exhibit B.4 – Produce Margins (4 pages)
Exhibit B.5 – Pharmacy Margins (3 pages)
Exhibit B.6 – Store 176 Store Income Statement — Pharmacy (3 pages)
Exhibit B.7 – Store 176 Store Income Statement (4 pages)
Exhibit B.8 – Consolidated Income Statement (5 pages)
Stater Bros. Holdings Inc.

Notes to Consolidated Financial Statements, page F-8 (contd.)
Furthermore, the Company evaluated the quantitative thresholds in reporting separate information about an operating segment in accordance with SFAS 131, paragraph 18. The Company concluded that the Dairy Manufacturing segment did not require separate reporting as (a) its revenue, including both sales to external customers and intersegment sales or transfers, is less than 10% of combined revenue, (b) the absolute amount of its reported loss is less than 10% of the absolute amount of the combined reported profit of all operating segments that did not report a loss and (c) its assets are less than 10% of the combined assets of all operating segments. Enclosed is the above mentioned quantitative analysis.
In future filings, we will disclose the following in the notes to the financial statements:
          “The Company has two operating segments: Retail and Dairy Manufacturing. Separate disclosures for the Dairy Manufacturing segment have not been made as sales, profits and total assets for this segment are less than 10% of consolidated sales, profits and total assets of the Company.”
9.	We note your discussion of store closures on page 16. As such closures represent exit or disposal activities and are within the scope of SFAS 146 please provide the disclosures required by paragraph 20 of SFAS 146.
We concur with the Staff comment that store closures represent exit or disposal activities within the scope of SFAS 146. However, as the costs associated with these activities, individually and in the aggregate, have been less than $350,000 in any of the fiscal years 2004, 2005 and 2006, the costs are not material and the disclosure provisions of SFAS 146 are not required. We will continue to evaluate each store closure in accordance with SFAS 146 for materiality and provide the required disclosures in paragraph 20 when the costs associated with a closure are material.
10.	Please disclose sales for each product or each group of similar products or tell us why disclosure of such information is not required. See paragraph 37 of SFAS 131.
The Company reports the revenues from sales of grocery and general merchandise products, which we have defined as a single group of similar products. Unlike many of our competitors who sell gasoline, household appliances and furniture, etc., we do not sell any non-grocery and general merchandise products.
Note 1 – The Company and Summary of Significant Accounting Policies, page F-8
11.	Please tell us and disclose your policies for classifying Santee’s shipping and handling costs and related amounts billed to customers in the statement of operations. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. See EITF 00-10.
All of Santee’s shipping and handling cost related to delivering product to its customers are included in cost of goods sold. In future filings, we will include the following type of statement under “Cost of Goods Sold” of Note 1 – The Company and Summary of Significant Accounting Policies, “Included in Santee’s cost of goods sold are all direct cost related to delivery of product to its customers.”
Stater Bros. Holdings Inc.

Receivables, page F-8
12.	Please tell us and disclose the amounts of your provision and allowance for doubtful accounts for each year presented. Please refer to paragraph 4 of Rule 5-02 and paragraph 5 of Rule 5-03 of Regulation S-X. If material, please provide Schedule II or disclose the information required by Schedule II in the notes to your financial statements. Refer to Rule 5-04 of Regulation S-X.
We concur with the Staff’s comments and will revise our disclosure for future filings to report our allowance for doubtful accounts on the face of the balance sheet. Our allowance for doubtful accounts is immaterial and does not require disclosure in Schedule II or the information required by Schedule II in the notes to the financial statements. For each of the years presented allowance for doubtful accounts was $736,000, $897,000 and $936,000 for fiscal years 2004, 2005 and 2006, respectively.
Revenue Recognition, page F-9
13.	Please tell us whether your gift cards and certificates are redeemable for cash and carry expiration dates. Please also tell us how you account for gift cards and certificates that are never redeemed. If you recognize unredeemed gift cards and certificates as income tell us whether you recognize the income upon the sale of the cards and certificates, upon expiration or over the term of your performance obligation and how you estimate the amounts recognized. Please also tell us what consideration you give to the escheat laws of the states in which you operate. In addition, please tell us the amount of income from unredeemed gift cards and certificates recognized for each year presented and how the income is classified in your financial statements. Finally, please disclose your accounting policies regarding recognition of income from unredeemed gift cards and the income statement line item that includes such income. Please show us what your revised disclosure will look like.
We recognize a liability (deferred revenue) when gift cards and certificates are sold and recognize sales revenue when the gift cards or certificates are used to purchase our products. Our gift cards and certificates are not redeemable for cash nor do they have expiration dates. We account for income from redemption of gift cards and certificates as sales in our statement of income. In certain circumstances, gift cards and certificates remain unredeemed or the full amount of the gift card is unredeemed. In these situations, the unredeemed amount remains classified as a liability indefinitely and are not recognized into income. Therefore, we did not recognize any income from unredeemed gift cards in any of the years presented.
We have only been selling gift cards since fiscal 2001. As such, we have not had adequate information to evaluate the customer redemption patterns we experience. During fiscal 2007, we plan to develop a methodology, using historical information from inception of the gift card program, to help us determine the likelihood of redemption for unredeemed gift card balances. Based on this methodology, we will recognize into other income unredeemed amounts for which likelihood of redemption is remote.
The State of California escheat laws do not require us to remit payments on unredeemed gift cards as gift cards with no expiration date are excluded from the states’ unclaimed property escheatment requirements. All of our stores are physically located in Southern California and our cards are both purchased and redeemed within California.
Stater Bros. Holdings Inc.

Revenue Recognition, page F-9 (contd.)
In future filings, we will revise our disclosure under “Revenue Recognition” of Note 1 – The Company and Summary of Significant Accounting Policies and in our Critical Accounting Policies as follows:
“The Company recognizes a liability when gift cards or gift certificates are sold and recognizes sales revenue when the gift cards or gift certificates are used to purchase the Company’s products. Gift cards do not have an expiration date and the Company does not charge any service fees that cause a decrement to customer balances. While the Company will indefinitely honor all redeemable gift cards presented for payment, management may determine the likelihood of redemption to be remote for unredeemed card balances due to, among other things, long periods of inactivity. In these circumstances, to the extent there is no requirement for remitting card balances to government agencies under unclaimed property laws, gift card balances may be recognized in other income.”
Note 2 – Santee, page F-12
14.	Please tell us your basis for classifying the $22.4 million gain in operating profit. In this regard, we are particularly interested in understanding how you determined that the settlement relates to your ongoing major or central operations as contemplated in paragraph 86 of FASB Concepts Statement 6.
In fiscal 2004, certain disagreements arose regarding the product purchase agreements (“PPA”) between Santee and Ralphs and Stater Bros. and Ralphs. As a result, litigation ensued and in February 2004, a Settlement Agreement and Release of all Claims (“Settlement Agreement”) was executed. The settlement agreement released Ralphs of all claims and outlined a modified and significantly reduced PPA over a specified number of years. In consideration for the settlement, Ralphs paid the Company $550,000 and relinquishment of its shares in Santee. The shares were valued at enterprise value using a discounted cash flow method since a market value did not exist, resulting in a value of $21.8 million. The total consideration for the litigation settlement was $22.4 million. The PPA with Ralphs was critical to Santee’s ongoing operations and was a central component of the litigation settlement among other operating matters. As such, in accordance with FASB Concepts Statement 6, paragraph 86, we classified the settlement gain as operating.
Note 10 – Retirement Plans, page F-22
15.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.
Market related value of plan assets is calculated using the fair value of plan assets in accordance with SFAS 87. In future filings, we will make the following statement in our Retirement Plans footnote in the notes to consolidated financial statements:
          “Market value of plan assets is calculated using fair market value, as provided by third-party trustees. The plan’s investments include cash, which earns interest, and governmental securities and other short-term investments, all of which have quoted market values.”
Stater Bros. Holdings Inc.

Note 14 – Phantom Stock Plans, page F-27
16.	Please provide all disclosures required by paragraph A240 of SFAS 123R, as applicable.
The scope of SFAS 123R is limited to “all share-based payment transaction in which an entity acquires goods or services by issuing its shares, share options or other equity instruments...” An equity instrument is defined as “a piece of paper that proves the ownership interest of common and preferred stock holders in a company.” Our phantom stock plan is a deferred compensation plan. Our phantom stock awards do not represent ownership in the Company nor are voting rights available to recipients of shares of phantom stock. There is never any transfer of actual shares or title to shares, but rather the phantom stock units are only used to value the recipients account balance. The value of the awards does not track to the value of any underlying shares, but to our income. As such, our plan is not within the scope of SFAS 123R and such disclosures are not required.
Form 8-K filed December 28, 2006
17.	We note that you issued a press release on December 19, 2006, which you furnished on Form 8-K under Regulation FD on December 28, 2006. In the future, please file Form 8-K simultaneously with the nonpublic release of information when disclosure is made under Regulation FD and within 4 business days after the occurrence of the event for all other disclosures. See Rule 100(a) of Regulation FD and General Instruction B to Form 8-K.
We understand the Staff’s comment regarding the need for simultaneous filing of Form 8-K for nonpublic release of information.
Upon further review of our filing of press releases we are of the opinion that the December 19 press release was not subject to Regulation FD pursuant to Rule 101(e)(2) because it was released over the wire services [to Bloomberg and other media outlets] in a manner reasonably designed to provide broad, non-exclusionary distribution of the information to the public. In this regard we note the Commission’s statement in its release adopting Regulation FD that “[a]s a general matter, acceptable methods of public disclosure for purposes of Regulation FD will include press releases distributed through a widely circulated news or wire service” and “[i]n many cases, a widely-disseminated press release will provide the best way for an issuer to provide broad, non-exclusionary disclosure of information to the public.” See Sections II.B.4.b and II.B.5 of SEC Release No. 33-7881 (August 15, 2000).
In the future, we will furnish our press release on Form 8-k pursuant to Item 2.02 to the Commission within the required 4 business days after the occurrence of the event.
Stater Bros. Holdings Inc.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (909) 783-5287 if you have any questions.
     Sincerely,

/s/ Phillip Smith

Phillip Smith Executive Vice President and Chief Financial Officer

enclosures
Stater Bros. Holdings Inc.

Exhibit A
STATER BROS. HOLDINGS INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands except shares)

				Additional	Retained
	Common	Class A Common Stock		Paid-in	Earnings
	Stock	Shares	Amount	Capital	(Deficit)	Total
Balance at September 28, 2003	—	38,301	—	9,740	(75,822)	(66,082)
Net income for 52 weeks ended September 26, 2004					71,441	71,441
Dividend paid					(45,000)	(45,000)

Balance at September 26, 2004	—	38,301	—	9,740	(49,381)	(39,641)
Net income for 52 weeks ended September 25, 2005					26,246	26,246

Balance at September 25, 2005	—	38,301	—	9,740	(23,135)	(13,395)
Net income for 52 weeks ended September 24, 2006					26,066	26,066
Dividend paid					(5,000)	(5,000)
Stock Redemption		(1,406)	—	(358)	(18,392)	(18,750)

Balance at September 24, 2006	$—	36,895	$—	$9,382	$(20,461)	$(11,079)

Exhibit B
Confidential Treatment Requested pursuant to Rule 83 by Stater Bros. Holdings Inc. [SBH012307]